

May 8, 2024

Roland Kelly
Chief Legal Officer and General Counsel
Velocity Financial, Inc.
30699 Russell Ranch Road, Suite 295
Westlake Village, CA 91362

      Re: Velocity Financial, Inc.
          Registration Statement on Form S-3
          Filed May 2, 2024
          File No. 333-279052

Dear Roland Kelly:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance